September 25, 2009

Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549

Re:	S1 Corporation Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 5, 2009 File No. 000-24931

Dear Mr. Gilmore:

On behalf of S1 Corporation (the “Company”), this letter responds to the comment in your letter dated September 15, 2009 (the “Comment Letter”) regarding the Company’s Form 10-K for the Fiscal Year Ended December 31, 2008. The comment and response are set forth below using the numbering and the heading utilized in the Comment Letter:

Item 11. Executive Compensation (Incorporated by Reference From Definitive Proxy Statement Filed April 13, 2009)

Compensation Discussion and Analysis, page 12

1.	We note your responses to our prior comments 10, 11 and 12. Please confirm that in applicable future filings, whenever the individual performance of a named executive officer is considered in setting any element of executive compensation, you will describe the elements of individual performance considered and discuss how each form of compensation is structured and implemented to reflect the named executive officer’s individual performance. See Item 402(b)(2)(vii) of Regulation S-K.

RESPONSE:

The Company hereby confirms that in applicable future filings, whenever the individual performance of a named executive officer is considered in setting any element of executive compensation, it will describe the elements of individual performance considered and discuss how each form of compensation is structured and implemented to reflect the named executive officer’s individual performance.

If the Staff should have any questions, or would like further information, concerning the response above, please do not hesitate to contact the undersigned at 404.923.3500. We thank you in advance for your attention to the above.

Sincerely,

/s/ Paul Parrish

Paul Parrish
Chief Financial Officer